July 28, 2014

Ms. Christina Chalk

Senior Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Allergan, Inc.

PREC14A filed July 15, 2014

File Number: 1-10269

DEFA14A filed July 18, 2014

File Number: 1-10269

Dear Ms. Chalk:

On behalf of our client, Allergan, Inc. (“Allergan” or the “Company”), this letter responds to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 21, 2014, with respect to (i) the Company’s preliminary revocation solicitation statement on Schedule 14A (the “Preliminary Revocation Statement”) filed with the Commission on July 15, 2014 and (ii) the Company’s definitive additional proxy materials filed with the Commission on July 18, 2014 (the “Additional Materials”). This letter is being submitted together with the Company’s revised preliminary revocation solicitation statement on Schedule 14A (the “Revocation Statement,” and together with the Preliminary Revocation Statement and the Additional Materials, the “Filings”). For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced from the Staff’s letter and provided in italics, followed by the Company’s response to the Staff’s comment.

Revised Preliminary Proxy Statement filed on July 15, 2014

1.	We note your statement that Pershing Square would benefit if Valeant pays less for Allergan because Pershing Square has entered into an agreement with Valeant under which Pershing Square would receive a fixed number of Valeant Common Shares if a transaction occurs. However, as indicated in Section 1(a) of the May 30, 2014 letter agreement between Pershing Square and Valeant, it appears that Pershing Square’s obligation to accept a fixed number of Valeant shares is conditioned upon Valeant consummating a transaction with Allergan on the specific terms announced by Valeant on May 30, 2014. Please revise your disclosure to provide a more balanced discussion of Pershing Square’s interests by clarifying that Pershing Square is free to tender its shares on the same terms as other shareholders if the offer is not completed under the current offer terms provided by Valeant.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revocation Statement on page 1.

2.	We note your response to prior comment 3 and your revised disclosure at page 6 of the revised proxy statement. Please further balance your disclosure to note that shareholders who did not sell shares of Allergan common stock received the same benefit from the appreciation in the trading price of your common stock as Pershing Square following the announcement of Valeant’s proposal to acquire Allergan.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revocation Statement on page 1.

3.	Please revise your disclosure, as required by Item 4(b)(4) of Schedule 14A, to state the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with your solicitation of security holders. Please include costs and expenditures for attorneys, accountants, public relations or financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation.

The Company respectfully acknowledges the Staff’s comment, has updated the disclosure in the Revocation Statement on page 11 and will fill in the blanks in the definitive revocation solicitation statement.

4.	Please revise your disclosure, as required by Item 5(b)(1)(vi) of Schedule 14A, to provide a summary of all securities of the registrant purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on such date by each participant in your solicitation as defined in paragraphs (a)(ii), (iii), (iv), (v) and (vi) of Instruction 3 to Item 4 of Schedule 14A.

The Company respectfully refers the Staff to Item 5(b) of Schedule 14A, which states that such paragraph (b) applies only “[w]ith respect to any solicitation subject to Rule 14a-12(c).” In turn, Rule 14a-12(c) only applies to “[s]olicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders.”

The Company notes that Rule 14a-12(c) does not apply to the Revocation Statement because the Revocation Statement is not a solicitation “for the purpose of opposing a solicitation with respect to the election or removal of directors.” The Revocation Statement’s purpose is to oppose a solicitation by Pershing Square of written requests to call a special meeting. If a special meeting of the stockholders of the Company is called pursuant to the Company’s charter and bylaws and a solicitation on Schedule 14A is made by the Company for the purpose of opposing a solicitation with respect to the election or removal of directors at such meeting, the Company acknowledges that Rule 14a-12(c) would apply.

Definitive Additional Proxy Materials filed DEFA14A filed July 18, 2014

5.	Rule 14a-9 prohibits false or misleading statements or material omissions in connection with a proxy solicitation. Note b. to Rule 14a-9 notes that statements alleging improper conduct or impugning character or integrity may violate Rule 14a-9. As discussed in prior calls with you, the staff has concerns when statements of opinion or belief are presented as fact in proxy materials. In addition, references to “cherry pick[ing]” date [sic] and allegations that a party is “hid[ing] the ball” in an alleged effort to deceive investors are problematic under Rule 14a-9. Please revise.

The Company respectfully acknowledges the Staff’s comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to call me at (202) 637-2284. Written correspondence to the Company may be directed to my attention at 555 Eleventh Street, NW Suite 1000, Washington, D.C. 20004, fax no. (202) 637-2201.

Very truly yours,

/s/ Alexander F. Cohen

Alexander F. Cohen of LATHAM & WATKINS LLP

cc:	Arnold A. Pinkston, Esq., General Counsel

Matthew J. Maletta, Esq., Vice President, Associate General Counsel and Secretary

Scott M. Akamine, Esq., Corporate Counsel

Allergan, Inc.

Mark J. Gentile

Richards, Layton & Finger, P.A.

David A. Katz

Wachtell, Lipton, Rosen & Katz